Prana Biotechnology Co-Founding Scientist Receives Grand Hamdan
International Award for Medical Sciences

-  Professor Colin Masters Honored for His Work in the
Field of Molecular and Cellular Pathology of Neurological Disorders -

Melbourne, Australia - December 19, 2006 - Professor Colin Masters, M.D., Ph.D., co-founding scientist of Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), received the Grand Hamdan International Award for Medical Sciences yesterday evening at a special ceremony prior to the commencement of the Fourth Dubai International Conference for Medical Sciences. The Award honors individuals whose contributions to healthcare delivery have left an indelible mark by their quality, originality and impact on the delivery of health care.

The Grand Hamdan International Award is unique in that it not only awards quality but also dedication to the alleviation of the sufferings of humanity though research and exemplary service. The major deciding factor for this year’s award was a research breakthrough in the subject of Molecular and Cellular Pathology of Neurological Disorders.

“Colin Masters is a true pioneer in the field of Alzheimer’s Disease and his discoveries have played a central role in shaping the research direction of the field,” remarked Geoffrey Kempler, Chief Executive Officer of Prana Biotechnology. “For more than 30 years, he has dedicated his research to the study of the nature of Alzheimer’s disease and other neurological disorders, and his work has greatly enhanced the scientific community’s knowledge and understanding of this debilitating disease. Prana salutes Colin for his many achievements; he is most deserving of the recognition.”

In July, Professor Masters was awarded the Lifetime Achievement Award in Alzheimer’s Disease Research at the 10th International Conference on Alzheimer’s Disease (ICAD) in Madrid. In October, he received the Lennox K. Black International Prize for Excellence in Biomedical Research, which is awarded biennially in recognition of the impact, either accomplished or potential, of pioneering biomedical research on the alleviation of human disease and suffering. Just recently it was announced that Professor Masters was named the new Executive Director of the Mental Health Research Institute of Victoria, Australia, a position he will assume effective January 1, 2007.

Professor Masters and his team are internationally renowned for their study of Alzheimer’s disease, and he is considered the most eminent neuroscientist in Australia. In addition, he is regarded as one of the leading worldwide researchers in the study of Alzheimer’s disease. Professor Masters’ current research studies on Alzheimer’s disease are focused on identifying compounds, such as PBT2 (Prana’s lead compound), that can inhibit the production or aggregation of amyloid in the Alzheimer’s diseased brain. Prana commenced a Phase IIa clinical trial of PBT2 earlier this month and is expected to commence dosing the first patient imminently.

About Professor Colin Masters

Colin Masters started his research on the diseases of the brain as a medical student in Perth in 1966. The evaluation of amyloid deposition in other transmissible diseases, such as Creutzfeldt-Jakob disease, led Professor Masters in 1978 to commence his study of the nature of the amyloid deposits in Alzheimer’s disease. In collaboration with Konrad Beyreuther (then at the Institute of Genetics, Cologne, and now the University of Heidelberg) in 1984, the N-terminal sequence of Alzheimer plaque amyloid was obtained. The collaboration has continued to the present and resulted in numerous achievements.

Professor Masters’ current studies on Alzheimer’s disease are now focused on identifying the pathways through which environmental and genetic factors can operate to cause the disease. In collaboration with the pharmaceutical industry and biotechnology enterprises, Professor Masters’ multidisciplinary approach is now directed at identifying lead compounds, such as PBT2 (Prana’s lead compound), that can inhibit the production or aggregation of amyloid in the Alzheimer’s disease brain. At the 10th International Conference on Alzheimer’s Disease (ICAD) earlier this year, Professor Ashley Bush, who works with Professor Masters, presented data demonstrating that in mouse models1 PBT2:

•	improved memory performance within five (5) days of oral dosing,
•	rapidly reduced the levels of soluble beta-amyloid (“Abeta”) in the brain, and
•	restored normal function to Abeta impaired synapses.

Masters’ accomplishments are many: He has been awarded memberships in numerous academic, regional, national and international medical associations and societies had has held leadership positions in many of these groups. He has served as Chair of the Management Advisory Board and Member of the Executive Committee of the Centre for Neuroscience, Faculty of Medicine, Dentistry and Health Sciences, the University of Melbourne; and is currently serving as Chairperson of the Creutzfeldt-Jakob Disease Registry Advisory Group, Commonwealth Department of Health and Aging (Australia). Professor Masters also has received numerous awards for his research into Alzheimer’s and other related diseases. These include: the Potamkin Prize (1990); the Alois Alzheimer Award by the University of Munich (1997); the Lifetime Achievement Award in Alzheimer’s Disease Research, presented at ICAD in Madrid, Spain (July 2006); and the Lennox K. Black International Prize for Excellence in Biomedical Research, presented by Thomas Jefferson University in Philadelphia (October 2006).

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations
Kathy Price	Ivette Almeida
The Global Consulting Group	The Global Consulting Group
T: 646-284-9430	T: 646-284-9455
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1  The sample sizes studied in the test conducted by Professor Bush and his colleagues were:

Morris Water maze study: n=7 (dosed) and 7 (vehicle)
24h study in 15month old Tg mice at 30mg/kg: n=7 (treated) and 8 (vehicle)
LTP experiment: n=8 (in each of 4 conditions)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/ Geoffrey Kempler
            Geoffrey Kempler,
            Executive Chairman

Date:  December 19, 2006